UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  2 )*

ATIF Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G0602B100

(CUSIP Number)

February 10, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Qiuli Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Citizenship or Place of Organization		People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0(1)
	7.	Sole Dispositive Power	0(1)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		0(1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (11)		0%(2)
12.	Type of Reporting Person (See Instructions)		IN

(1)	Pursuant to the Supplemental Divorce Settlement Agreement by and between Quili Wang and Jun Liu, dated February 10, 2021, Quili Wang (i) resigned as director of Tianzhen Investments Limited, a Samoa company (“Tianzhen”), and (ii) assigned her entire equity interest in Tianzhen to Mr. Jun Liu, who is the president and chairman of the Board of Directors of the Issuer. In addition, on February 10, 2021, the voting rights proxy agreement between Ms. Wang and Eno Group Limited, a Hong Kong company (“Eno”), dated September 30, 2018, pursuant to which Eno Group Limited granted Qiuli Wang the right to vote all the shares of the Issuer owned by Eno Group Limited, was assigned to Tianzhen Investments Limited. Accordingly, Ms. Wang no longer beneficially owns any shares of the Issuer.

AMENDMENT NO. 2 TO SCHEDULE 13G/A

Item 1(a). Name of Issuer

ATIF Holdings Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Office

Room 2803, Dachong Business Centre, Dachong 1st Road

Nanshan District, Shenzhen, China

Item 2(a). Name of Person Filing

Qiuli Wang

Item 2(b). Address of Principal Business Office

Room 806, Unit 1, Building 8, Phase 2, Xiang Shan Li Garden, No. 8 Qiaobei 3 Street

Nanshan District, Shenzhen, China

Item 2(c). Citizenship

Ms. Qiuli Wang is a citizen of the People’s Republic of China.

Item 2(d). Title of Class of Securities

Ordinary Shares, par value $0.001 per share

Item 2(e). CUSIP Number

G0602B100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4. Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

Pursuant to the Supplemental Divorce Settlement Agreement by and between Quili Wang and Jun Liu, dated February 10, 2021, Quili Wang (i) resigned as director of Tianzhen Investments Limited, a Samoa company (“Tianzhen”), and (ii) assigned her entire equity interest in Tianzhen to Mr. Jun Liu (“Assignment”), who is the president and chairman of the Board of Directors of the Issuer. In addition, on February 10, 2021, the voting rights proxy agreement between Ms. Wang and Eno Group Limited (“Eno”, a Hong Kong company, dated September 30, 2018, pursuant to which Eno Group Limited granted Qiuli Wang the right to vote all the shares of the Issuer owned by Eno Group Limited, was assigned to Tianzhen (“Eno Assignment”). Accordingly, Ms. Wang no longer beneficially owns any ordinary shares of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Following the resignation of Ms. Qiuli Wang as sole director of Tianzhen, the Assignment and the Eno Assignment on February 10, 2021, Tianzhen, Eno and Mr. Yanru Zhou, who is the sole director and owner of Eno, who together with Ms. Wang, previously reported their beneficial ownership of the shares of the Issuer as a group for the purposes of Regulation 13G, dissolved their previously-reported group. All further filings under Regulation 13G with respect to transactions in the Shares of the Issuer by the Ms. Wang will be filed, if required, by Ms. Wang, in her individual capacity. In that regard, Tianzhen, Eno and Mr. Yanru Zhou will be joint filing a Schedule 13D/A with Mr. Jun Liu to report their beneficial ownership of the Issuer’s Shares as a group.

Item 10 . Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

Qiuli Wang

/s/ Qiuli Wang
Qiuli Wang, an individual

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit 1	–	Resignation by Ms. Qiuli Wang as sole director of Tianzhen Investments Limited*
Exhibit 2	–	Assignment of Voting Rights Proxy Agreement by and between Ms. Qiuli Wang and Eno Group Limited to Tianzhen Investments Limited*

*	Filed herewith.